UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __) *

                              INTERIM SERVICES INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45868P100
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

   Ira B. Brown, 121 North Post Oak Lane, Apartment 2803, Houston, Texas 77024
- -------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 23, 1996
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

                                  SCHEDULE 13D

CUSIP No. 45868P100                                            Page 2 of 6 Pages
================================================================================
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Ira B. Brown
        ###-##-####
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |_|
        Joint filing pursuant to Rule 13d-1(f)(1)
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
        00 (see Item 3 below)
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        |_|
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.
- --------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
NUMBER OF SHARES                                                        799,772
                  --------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER
                                                                        301,864
OWNED BY EACH     --------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
REPORTING                                                               799,772
                  --------------------------------------------------------------
PERSON WITH       10 SHARED DISPOSITIVE POWER
                                                                        301,864
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,101,636
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|

- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.15%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 45868P100                                            Page 3 of 6 Pages
================================================================================
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Myra Brown
        ###-##-####
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |_|
        Joint filing pursuant to Rule 13d-1(f)(1)
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
        00 (see Item 3 below)
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        |_|
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.
- --------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
NUMBER OF SHARES                                                        168,011
                     -----------------------------------------------------------
BENEFICIALLY         8  SHARED VOTING POWER
                                                                        933,625
OWNED BY EACH        -----------------------------------------------------------
                     9  SOLE DISPOSITIVE POWER
REPORTING                                                               168,011
                     -----------------------------------------------------------
PERSON WITH          10 SHARED DISPOSITIVE POWER
                                                                        933,625
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,101,636
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_|

- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.15%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 45868P100                                            Page 4 of 6 Pages


Item 1. Security and Issuer.

This Statement relates to the shares of common stock, par value $0.01 per share ("Interim Services Common Stock") of Interim Services Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309.


Item 2. Identity and Background. This is a joint filing made pursuant to Rule 13d-1(f)(1) on behalf of Ira B. Brown and Myra Brown, husband and wife.

(a)      Ira B. Brown
         Myra Brown

(b)      121 N. Post Oak Lane, Apt. 2803
         Houston, TX  77024

(c)      Private Investors

(d) Neither Ira B. Brown nor Myra Brown has been convicted in a criminal proceeding during the last five years.

(e) Neither Ira B. Brown nor Myra Brown has been a party to a civil proceeding of a judicial or administrative body during the last five years.

(f)      Ira B. Brown and Myra Brown are citizens of the United States of
         America.


Item 3. Source and Amount of Funds or Other Consideration.

On February 27, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Delco Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("Merger Sub"), and Brandon Systems Corporation, a Delaware corporation ("Brandon"). The Merger Agreement provided for the merger of Merger Sub with and into Brandon (the "Merger"), with Brandon as the surviving corporation and a wholly-owned subsidiary of Interim. On May 23, 1996, the stockholders of Brandon and Interim Services, Inc. voted to approve the Merger Agreement and the Merger, and the Merger became effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware. Upon effectiveness of the Merger, each outstanding share of common stock, par value $0.10 per share, of Brandon ("Brandon Common Stock") was converted into the right to receive 0.88 shares (the "Exchange Ratio") of Interim Services Common Stock.

In connection with the Merger, Ira B. Brown, Myra Brown, Rene Brown (daughter of Ira and Myra Brown) and the Ira B. Brown Foundation, Inc. (a non-profit foundation of which Mr. and Mrs. Brown are co-trustees), shareholders of record of Brandon, each exchanged their shares of Brandon Common Stock for shares of Interim Services Common Stock at the applicable Exchange Ratio.

Pursuant to a General Power of Attorney executed by Rene Brown, the daughter of Ira and Myra Brown, Ira and Myra Brown have severally been appointed the attorneys-in-fact for Rene Brown, each with full power to vote and dispose of the shares of Interim Services Common Stock held by Rene Brown.

                                  SCHEDULE 13D

CUSIP No. 45868P100                                            Page 5 of 6 Pages


Item 4. Purpose of Transaction.

Exchange of shares in Merger (See Item 3)


Item 5. Interest in Securities of the Issuer.

(a) The 1,101,636 shares of Interim Services Common Stock referred to in this Schedule 13D (representing 7.15% of the outstanding shares of Interim Services Common Stock), includes: (i) 799,772 shares owned of record by Mr. Brown, as to which Mrs. Brown disclaims beneficial ownership; (ii) 168,011 shares owned of record by Myra Brown, as to which Mr. Brown disclaims beneficial ownership, (iii) 50,253 shares owned of record by Mr. Brown's daughter, Rene Brown, over which Mr. and Mrs. Brown have voting and dispositive power pursuant to a power of attorney; and (iv) 83,600 shares owned of record by the Ira B. Brown Foundation, Inc., a non-profit foundation of which Mr. and Mrs. Brown are co-trustees. The percentage of outstanding shares of Interim Services Common Stock referenced above was calculated using a total of 15,407,958 shares of Interim Services Common Stock as of July 30, 1996, based on information provided by the Company.

(b) Ira B. Brown has the sole power to vote and the sole power to dispose of the 799,772 shares of Interim Services Common Stock owned of record by him and has no shared power to vote and no shared power to dispose of such shares. Myra Brown has the sole power to vote and the sole power to dispose of the 168,011 shares of Interim Services Common Stock owned of record by her and has no shared power to vote and no shared power to dispose of such shares. Ira B. Brown has the shared power, with Myra Brown, to vote and dispose of the 50,253 shares of Interim Services Common Stock owned of record by their daughter, Rene Brown, pursuant to a power of attorney. Ira B. Brown and Myra Brown, as co-trustees of the Ira B. Brown Foundation, Inc., have shared power to vote and dispose of the 83,600 shares of Interim Services Common Stock owned of record by such foundation. Ira B. Brown asserts that he has no power to vote and no power to dispose of the 168,011 shares of Interim Services Common Stock owned of record by his wife, Myra Brown, and disclaims beneficial ownership thereof. Myra Brown asserts that she has no power to vote and no power to dispose of the 799,772 shares of Interim Services Common Stock owned of record by Ira B. Brown and disclaims beneficial ownership thereof.

(c)      None.

(d)      Not applicable.

(e)      Not applicable.

                                  SCHEDULE 13D

CUSIP No. 45868P100                                            Page 6 of 6 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None, other than the power-of-attorney described in Item 3.


Item 7. Material to be Filed as Exhibits.

(a)      Power-of-Attorney of Rene Brown.
(b)      Agreement of Joint Filers.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


  August 6, 1996                       /s/ Ira B. Brown
- -------------------                    -----------------------------------------
       Date                            Name: Ira B. Brown

  August 6, 1996                       /s/ Myra Brown
- -------------------                    -----------------------------------------
       Date                            Name: Myra Brown